

October 20, 2022

Oddone Incisa
Chief Financial Officer
CNH Industrial N.V.
25 St. James's Street
London SW1A 1HA
United Kingdom

> **Re: CNH Industrial N.V.**
> **Form 20-F for the fiscal year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-36085**

Dear Oddone Incisa:

We have reviewed your October 12, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2022 letter.

Form 20-F for the fiscal year ended December 31, 2021

Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-11

1. We note the proposed disclosures provided in response to prior comment 2. Please revise to clearly indicate whether the transfer of control occurs upon delivery or upon shipment.

 You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Roberto Russo